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                                                    hours per response..2.50
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                                                    -------------------------
                                                        SEC FILE NUMBER
                                                            0-21537
                                                    -------------------------
                                                    -------------------------
                                                          CUSIP NUMBER
                                                    -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
               [ ] Form N-SAR

          For Period Ended:  MARCH 31, 2002
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

PACIFIC BIOMETRICS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


23120 Alicia Parkway #200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Mission Viejo, CA 92692
--------------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box in appropriate)

   [X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]    (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in a reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     THE COMPANY IS AWAITING COMPLETION OF REVIEW PROCEDURES BY ITS INDEPENDENT ACCOUNTANTS FOR THE PERIOD ENDED MARCH 31, 2002.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

       Paul G. Kanan              (949)                         455-9724
--------------------------------------------------------------------------------
       (Name)                  (Area Code)                 (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                [X] Yes   [ ] No
--------------------------------------------------------------------------------
3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
--------------------------------------------------------------------------------


                            Pacific Biometrics, Inc.
             -----------------------------------------------------
                       (Name of Registrant as Specified in
                                    Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:         May 14, 2002                 By:   /s/ Paul G. Kanan
        -------------------------               --------------------------------
                                                Paul G. Kanan
                                                President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            PACIFIC BIOMETRICS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                                   (UNAUDITED)

                                                                               Three Months Ended
                                                                                 March 31
                                                                  ----------------------------------------
                                                                        2002                   2001
                                                                  -----------------      -----------------
Revenues                                                            $    1,450,385         $      552,300
                                                                  -----------------      -----------------
Operating expenses:
    Laboratory expense and cost of goods sold                              612,475                234,524
    Research and product development                                        14,048                  5,214
    Selling, general and administrative                                    254,858                258,405
                                                                  -----------------      -----------------

          Total operating expenses                                         881,381                498,143
                                                                  -----------------      -----------------

Operating income                                                           569,004                 54,157
                                                                  -----------------      -----------------
Other income (expense):
    Interest expense                                                      (25,837)               (19,754)
    Interest income                                                            223                    466
    Grant and other income                                                  65,429                 47,983
                                                                  -----------------      -----------------
                                                                            39,815                 28,695
                                                                  -----------------      -----------------

Net income                                                          $      608,819         $       82,852
                                                                  =================      =================

Preferred stock dividend accrued                                          (62,000)               (62,000)
                                                                  -----------------      -----------------

Net income applicable to common stockholders                        $      546,819         $       20,852
                                                                  =================      =================

Basic and fully diluted income per share                            $         0.14         $         0.01
                                                                  =================      =================

Number of shares used in basic and fully diluted per-share
 calculation                                                             3,810,171              3,810,171
                                                                  =================      =================


                     PACIFIC BIOMETRICS, INC.
               (A COMPANY IN THE DEVELOPMENT STAGE)
              CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE NINE MONTHS ENDED MARCH 31, 2002 AND 2001 AND FOR THE PERIOD FROM INCEPTION (DECEMBER 1992) TO MARCH 31, 2002
                                   (UNAUDITED)

                                                                                                            For the Period
                                                                  Nine Months Ended March 31                from Inception
                                                           -----------------------------------------      (December 1992) to
                                                                 2002                    2001               March 31, 2002
                                                           -----------------       -----------------        --------------
Revenues                                                    $     2,567,190             $ 1,382,535           $   14,845,644
                                                           -----------------       -----------------     --------------------
Operating expenses:
    Laboratory expense and cost of goods sold                     1,236,578                 695,930               10,056,656
    Research and product development                                 22,301                  28,345                5,742,209
    Selling, general and administrative                             834,307                 752,920               11,704,702
    Purchased in-process research and development                         0                       0                6,373,884
    Amortization of intangible assets                                     0                       0                1,616,565
                                                           -----------------       -----------------     --------------------

          Total operating expenses                                2,093,186               1,477,195               35,494,016
                                                           -----------------       -----------------     --------------------

Operating loss                                                      474,004                (94,660)             (20,648,372)
                                                           -----------------       -----------------     --------------------

Other income (expense):
    Interest expense                                               (64,977)                (47,608)                (899,165)
    Interest income                                                   1,013                   1,596                  326,541
    Write-off of intangible assets                                        0                       0              (2,078,100)
    Grant and other income                                          216,762                 107,870                  423,542
                                                           -----------------       -----------------     --------------------
                                                                    152,798                  61,858              (2,227,182)
                                                           -----------------       -----------------     --------------------

Net income (loss)                                           $       626,802         $      (32,802)         $   (22,875,554)
                                                           =================       =================     ====================

Preferred stock dividend accrued                                  (186,000)               (186,000)
                                                           -----------------       -----------------

Net income (loss) applicable to commons stockholders        $       440,802         $     (218,802)
                                                           =================       =================

Basic and fully diluted income (loss) per share             $          0.12         $        (0.06)
                                                           =================       =================

Number of shares used in basic and fully diluted
 per-share calculation                                            3,810,171              3,810,171
                                                           =================       =================

RESULTS OF OPERATIONS:

Comparison of the three and nine month periods ended March 31, 2002 and 2001:

------------------------------------------------------------------------------------------------------------------------
     Rounded to Nearest          Three       Nine                   Comments on increase or decrease from
      Thousand Dollars          Months      Months                              Prior period
------------------------------------------------------------------------------------------------------------------------
Revenues:
------------------------------------------------------
Ended 3/31/2002                    $1,450      $2,567    Laboratory revenues increased primarily due to clinical
------------------------------------------------------   trials, testing and consulting performed for one customer,
Ended 3/31/2001                      $552      $1,383    which accounted for approximately 81% and 68% of the revenues
------------------------------------------------------   for the three and nine months ended March 31, 2002,
$ variance                           $898      $1,184    respectively. As previously disclosed, the Company has entered
------------------------------------------------------   into an agreement to sell the laboratory. Accordingly,
% variance                           163%         86%    assuming that the laboratory is sold in fiscal 2002, laboratory revenues will no longer contribute to the revenues of the
                                                         Company subsequent to such sale.
------------------------------------------------------


Laboratory expenses and cost of sales:
------------------------------------------------------
Ended 3/31/2002                      $612       $1,237   Laboratory expenses, including salaries, supplies and outside
------------------------------------------------------   services have increased as a result of the increase in
Ended 3/31/2001                      $235        $696    laboratory testing and consulting activity.
------------------------------------------------------
$ variance                           $377        $541
------------------------------------------------------
% variance                           160%         78%
------------------------------------------------------


Research and product development:
------------------------------------------------------
Ended 3/31/2002                       $14         $22    Research and development  operations have been curtailed and no
------------------------------------------------------   longer constitute a significant portion of the Company's
Ended 3/31/2001                        $5         $28    operations.
------------------------------------------------------
$ variance                             $9        ($6)
------------------------------------------------------
% variance                            18%       (21%)
------------------------------------------------------

Selling, general and administration expenses:
------------------------------------------------------
Ended 3/31/2002                      $255        $834    Selling, general and administrative expenses have increased for
------------------------------------------------------   the nine month period due to several factors, primarily including
Ended 3/31/2001                      $258        $753    increased salaries and outside services relating to the increased
------------------------------------------------------   level of sales  activity, offset by lower depreciation expense.
$ variance                           ($3)        $81
------------------------------------------------------
% variance                             1%         11%
------------------------------------------------------


Total other income (expense):
------------------------------------------------------
Ended 3/31/2002                       $40         $153    The increase in net other income is primarily due to fees paid
------------------------------------------------------    by Saigene in consideration of extending the deadline for
Ended 3/31/2001                       $29         $62     purchase of the laboratory and sublet rental income from
------------------------------------------------------    Saigene to the laboratory.
$ variance                            $11         $91
------------------------------------------------------
% variance                            38%        147%
------------------------------------------------------


Net income (loss):
------------------------------------------------------
Ended 3/31/2002                      $609        $627     The reduction in the net loss and resulting net income is
------------------------------------------------------    primarily attributable to increased revenue from clinical
Ended 3/31/2001                       $83       ($33)     trials, testing and consulting. These increases were primarily
------------------------------------------------------    attributable to one customer who accounted for approximately
$ variance                           $526        $660     81% and 68% of the revenues for the three and nine months ended
------------------------------------------------------    March 31, 2002, respectively.
% variance                           634%       2000%
------------------------------------------------------